                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the three months ended September 30, 2001



                               GLOBAL SOURCES LTD.

              CEDAR HOUSE, 41 CEDAR AVENUE, HAMILTON HM 12, BERMUDA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F       X               Form 40-F
                  -------------                    ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).

         YES                             NO        X
            -------------                  ---------------

Exhibit 1   Year 2001 / 3rd Quarter Results of Operations of GLOBAL SOURCES LTD.


Exhibit 2 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at September 30, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.


By: Eddie Heng, Director


Date: November 8, 2001